Exhibit 99.3
INTERIM REPORT JANUARY — JUNE 2011
Table of Contents

Introductory Notes	3
Half Year Financial Statements (Condensed and Unaudited)
Interim Management Report	4
Consolidated Interim Financial Statements — IFRS	20
Responsibility Statement	42
Additional Financial Information (Unaudited)
IFRS and Non-IFRS-Financial Data	43
Multi-Quarter Summary	47
Additional Information
Financial Calendar, Investor Services, Addresses, and Imprint	48

3

Introductory Notes
This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the “Half Year Financial Statements (Condensed and Unaudited)” section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Financial Reporting Interpretations Committee (IFRIC) endorsed by the European Union (EU) up to June 30, 2011. For additional IFRS and non-IFRS information, see the ”Additional Financial Information (Unaudited)” section.
This interim group report complies with the legal requirements in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) for a half year financial report, and comprises the interim review of SAP group operations, condensed interim consolidated financial statements, and the responsibility statement in accordance with the German Securities Trading Act, section 37w (2).
All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM MANAGEMENT REPORT
FORWARD-LOOKING STATEMENTS
This half year financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this half year financial report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management‘s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.
We describe these risks and uncertainties in the “Risk and Opportunity Management” section, respectively in the there mentioned sources.
The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the “Operating Results” section, the “Risk and Opportunity Management” section, our “Forecast for SAP”, and other forward-looking information appearing in other parts of this half year financial report. To fully consider the factors that could affect our future financial results both our Annual Report for December 31, 2010 and Annual Report on Form 20-F for December 31, 2010 should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC).
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.
All of the information in this report relates to the situation on June 30, 2011, or the half year ended on that date unless otherwise stated.
NON-IFRS FINANCIAL INFORMATION
We present and discuss the reconciliation of non-IFRS measures to IFRS measures in the “Additional Financial Information (Unaudited)” section. For more information about non-IFRS measures, see www.sap.com/corporate-en/investors/reports.

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ECONOMIC CONDITIONS
Global Economic Trends
The global economy grew strongly in the first half of 2011, according to the latest reports from the European Central Bank (ECB), the International Monetary Fund (IMF), and the Organisation for Economic Co-operation and Development (OECD). The upturn is now selfsustaining, with less restricted finance and growing household demand. However, progress was less lively in the second quarter than it had been in the first.
Despite the progress made, the pace remains uneven across the regions, and especially between the advanced and the emerging economies. In the advanced economies, production is below capacity, unemployment — although easing — remains stubbornly high, and growth is relatively sluggish. By contrast, growth in the emerging economies is accelerating strongly.
The upturn was slow to take off in the Europe, Middle East, and Africa (EMEA) region in the first half of 2011. It was initially driven by manufacturing, with services contributing strongly later, according to the institutions cited above. The countries at the geographic core of the European Union did better than those at the margins. Some of the latter, most notably Greece, were struggling against challenging economic headwinds. Germany in particular recorded significant growth. However, the emerging economies in the region, especially in Sub-Saharan Africa, recorded the strongest growth.
In the Americas region, the economy of the United States moved ahead very slowly, and unemployment remained high. In Latin America, economic output had returned to precrisis levels by the end of the half, helped by high commodity prices.
The institutions’ reports for the Asia Pacific Japan (APJ) region focus on Japan, where the March 11 earthquake led to a sharp contraction of the economy in the second quarter. Other economies in Asia grew strongly in the first half of 2011, encouraged by strong domestic and export demand.
Development of the IT Market
In the first half of 2011, the global market for IT grew slightly less quickly than in the year before, according to International Data Corporation (IDC), a market research firm based in the United States. Percentage growth had been in double digits in 2010 but was in the upper single digits in the period January through June, 2011.
IDC reports that the main factor was a retreat from the exceptional growth in hardware sales recorded in 2010. In the software and services segments, on the other hand, global growth was relatively stable, with percentages in the low-to-mid single digits.
The earthquake in Japan on March 11 and its effects and the political instability in Egypt and elsewhere in North Africa and the Middle East had negative consequences for the global IT market.
First-half EMEA region IT market growth was less strong than the global average. Within the region, one bright spot was the Western Europe software market, with growth in the middle single-digit range. The services market was especially upbeat in Germany. IDC reports IT market growth for Central and Eastern Europe at rates above the average for the EMEA region. In the Middle East and North Africa, political unrest was a brake on IT investment.
The IT market was firm in the Americas in the first half of 2011. IDC says the United States saw stronger IT investment growth, especially in the hardware segment, than it had predicted during the first quarter. IT market growth in Latin America decelerated in the second quarter from the previous year’s rates but remained stronger than in the Americas as a whole, IDC says.
IDC reports buoyant IT markets in the APJ region again in the first half of 2011. Here as well, the strongest segment was hardware, but the region’s services segment also outpaced the global average. Only in Japan did the IT market shrink significantly — a result, says IDC, of the March 11 earthquake.
MISSION AND STRATEGY
In the first six months of 2011, we had no changes in our mission or our strategy. For a detailed description of our mission and strategy, see page 68 and the subsequent pages in our 2010 Annual Report and item 4 in our 2010 Annual Report on Form 20-F.
PORTFOLIO OF SOFTWARE AND SERVICES
On Premise
In June, we announced the general availability of SAP HANA, heralding a new generation of analytics, business applications and IT simplification with SAP in-memory computing technology. SAP HANA was first conceived in spring 2010.
At SAPPHIRE NOW in May, we announced general availability of “Innovations 2010” enhancement packages across all core SAP Business Suite 7 applications, which enable customers to switch on new software features for unique industry and line-of-business processes, without disrupting operations to undergo system upgrades. We also announced the 10.0 release of enterprise performance management (EPM) solutions — software that helps

6     INTERIM REPORT JANUARY–JUNE 2011

companies ensure decisions and actions are aligned with business aims.
In the first quarter, on the SAP Run Better Tour, a 16-city North American event series, we announced a new generation of applications based on SAP’s in-memory technology. Also at the SAP Run Better Tour, we presented the 4.0 versions of Business Intelligence (BI) and Enterprise Information Management (EIM) from the SAP BusinessObjects portfolio. They are designed to provide companies with very good tools for analyzing large volumes of data from within and outside of their businesses to come to informed decisions.
In the first quarter, we launched our newest release of our governance, risk, and compliance (GRC) software. It can be used by companies to manage, monitor, and analyze their risks in a single, unified environment. The latest release integrates GRC capabilities into everyday business processes, making risk management, regulatory compliance, and safe, productive operations a standard and a consistent practice.
Also in the first quarter, we announced the SAP Social Services Management for Public Sector package, a new solution to help improve disbursement processes for monetary social benefits. The software is designed for government agencies at the federal, state, and local level that are tasked with administering and approving monetary benefits as they relate to social services.
In January, we launched the SAP Billing for Telecommunications package, an integrated solution designed to cover the widespread demands and service portfolios of communications service providers (CSPs) globally. Building on the acquisitions of software companies Highdeal and Sybase, the solution marks a new step in enabling CSPs to launch and monetize next-generation service offerings.
On Demand
In June, we announced the general availability of the SAP Sales OnDemand solution in Austria, Canada, Germany, Ireland, Switzerland, the United Kingdom and the United States. The solution is designed in direct collaboration input of customers’ sales professionals in order to specifically support the way they work and help them sell more effectively.
In April, SAP marked a milestone in its product road map for on-demand applications that quickly and easily add on to customers’ on-premise software installations. A cloud-based e-commerce solution from SAP partners for companies running SAP Business All-in-One sets up SMEs with an e-commerce site that is hosted in the cloud. Web orders are processed alongside traditional sales channels in the SAP back end.
At CeBIT in the first quarter, we announced a new class of on-demand software solutions that include packaged integration into SAP Business Suite. They apply mobile and social networking technologies to give better support for the way people work today anytime, anywhere. As the linchpin of SAP’s cloud strategy, the SAP Business ByDesign solution is the platform on which this new line of applications is built.
We announced feature pack 2.6 for SAP Business ByDesign in the first quarter. It is a major update in our portfolio of on-demand solutions. The new release serves as an open platform on which a broad ecosystem of partners can further customize the software, and on which SAP will develop new on-demand offerings for various lines of business.
On Device
In May at SAPPHIRE NOW in Orlando, SAP and Sybase announced the release of the next-generation Sybase Unwired Platform 2.0 and the unveiling of an enhanced version of their software development kit (SDK). The latest releases help businesses of all sizes better respond to real-time business dynamics through cost-efficient, simplified deployment, development and management of native and Web-based mobile applications on a wide array of device types.
At SAPPHIRE NOW, SAP and Sybase also announced a series of new mobile apps built on Sybase Unwired Platform aimed at mobilizing business processes and business information across key industries including manufacturing, consumer products, utilities, high tech, oil and gas, and retail.
In the first quarter, we announced the launch of the SAP Collaborative E-Care Management application, which connects patients, their families and care providers through medical monitoring software and mobile devices. The aim is to improve the management of health with individualized treatment plans and educational content. With the SAP technology, patients will be able to use mobile devices to track their health status, interact with care providers, and monitor how they are progressing on an individualized care plan developed with their care provider.
Orchestration
In June, SAP announced the general availability of the 7.3 release of SAP NetWeaver. The latest release helps customers adapt business processes more quickly and easily without increasing costs.

INTERIM MANAGEMENT REPORT     7

At SAPPHIRE NOW in Orlando, we announced the launch of SAP NetWeaver Gateway, an open, standards-based framework for extending the reach of our business software to an exponentially larger number of users, developers and environments.
In May, we announced the first major update to SAP Solution Manager in more than four years. The 7.1 release of the application management solution will make the tool a one-stop shop for total application life-cycle management by offering control mechanisms for both SAP and non-SAP environments.
Solutions Delivered Jointly With Partners
In May at SAPPHIRE NOW in Orlando, SAP and Amazon Web Services announced that a variety of SAP solutions are available on demand via Amazon Web Services. Also at SAPPHIRE NOW, SAP and Dell announced the availability of SAP applications for deployment via Dell’s VIS Next Generation Datacenter Platform, opening up new ways for customers to increase IT responsiveness and business efficiency. Dell’s PowerEdge R910 is among the hardware platforms certified by SAP for running SAP in-memory computing technology.
In the first quarter, SAP and Verizon announced that we would jointly deliver the SAP Customer Relationship Management (SAP CRM) rapid-deployment solution to enterprise workers through Verizon’s flagship cloud offering, Computing as a Service. Workers will be able to access SAP CRM from their desktops or their mobile devices.
In February, HSBC, SAP, and SWIFT announced that we have teamed together to create the next generation of HSBC Connect to SAP, HSBC’s corporate-to-bank integration and treasury solution catering to HSBC’s corporate customers that use enterprise resource planning (ERP) software from SAP.
At the Duet Enterprise Virtual Launch Summit in February, SAP and Microsoft released and announced general availability of Duet Enterprise software, our joint product that connects Microsoft SharePoint 2010 and SAP solutions, providing users easier access to business processes and data. In addition, the companies launched the new Unite Partner Connection program, which will help partners of both companies increase their business opportunities more effectively through a better understanding of Microsoft and SAP joint solutions and product road maps.
Analyst Endorsements
In June, IDC named SAP leader in the worldwide BI tools market based on software license and maintenance revenue. IDC also reported that SAP has grown faster than the worldwide market for financial performance and strategy management applications for the fifth consecutive year.
SAP was the overall leader in BI worldwide, serving nearly one-fourth of the market, according to an April 2011 report issued by Gartner Inc. SAP ranked first with 23% share of the worldwide BI segment based on 2010 revenue, reflecting our 16.8% revenue growth since 2009.
In May we announced that we had been named a leading vendor by two independent analyst firms serving the financial services sector, Ovum and Forrester Research, Inc. SAP Transactional Banking received the top ranking of “shortlist” from Ovum and is the highest ranked vendor for functionality, while SAP software received a “strong” rating in a Forrester report that examined CRM offerings from 24 vendors with respect to their ability to meet the specific requirements for financial services firms.
In the first quarter, SAP achieved a position in the leaders’ quadrant of the Magic Quadrant for Corporate Performance Management (CPM) Suites report. SAP was recognized by Gartner as a market leader for both its “ability to execute” and its “completeness of vision.”
In January, Ventana Research, a leading benchmark research and advisory services firm, ranked SAP as a top software vendor in its 2011 Value Index for Product Information Management and its 2010 Value Index for Financial Performance Management. SAP earned high marks for its solutions that help organizations establish a single source of product information across the enterprise supply chain.
In January, Gartner positioned SAP in the leaders’ quadrant of the Magic Quadrant for ERP for Product-Centric Midmarket Companies report. SAP was recognized as a market leader for both its “ability to execute” and its “completeness of vision.”

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CUSTOMERS
In the second quarter of 2011, SAP closed major contracts in key regions.
EMEA
Nycomed Danmark ApS, GK ALMI, Fressnapf Tiernahrungs GmbH, Boehringer Ingelheim Pharma GmbH & Co. KG, ZF Friedrichshafen AG, Rieter Machine Works Ltd.
Americas
Servicios Liverpool, S.A. de C.V., Hydro One Networks Inc., Medtronic, Inc., Molex Incorporated, Johns Hopkins, Southwest Airlines Company.
Asia Pacific/Japan
Fortescue Metals Group Ltd, China National Biotec Group, Krishak Bharati Cooperative Limited, Centre For Railway Information Systems (CRIS), Hyundai Logiem Co., Ltd , Central Pattana Public Co., Ltd.
SAP Business ByDesign
Treveri Basketball AG, Ströhmann Steinkult GmbH, Bruno Söhnle GmbH, Agilita, College of Management and Technology, JBM Shelters, Aerospace Engineers, Channel Tech, RTC Industries.
RESEARCH AND DEVELOPMENT
Our total research and development expense rose by 22% to €966 million in the first six months of 2011 compared to €790 million in the corresponding period in 2010.
The amounts for 2011 include R&D expense for Sybase, but the comparative amounts for 2010 do not, as we did not acquire Sybase until the end of July 2010.
Based on IFRS, the percentage of total revenue we spent on R&D in the first six months of 2011 was 15.3% (first half of 2010: 14.6%), 0.7 percentage points higher than for the first half of 2010. This rise is mainly due to an increase in expenses relating to the acquisition of Sybase in 2010 and to expenses from share-based payment plans. On a non-IFRS basis, R&D expense as a percentage of total revenue increased by 0.2 percentage points to 14.6% (first six months of 2010: 14.4%).
We had 15,898 full-time equivalent (FTE) employees working in research and development teams on June 30, 2011, an increase of 11% compared with the corresponding period in 2010 (June 30, 2010: 14,346; December 31, 2010: 15,884). This increase results mainly from acquisitions.
In February, we announced that we would build an innovation center in Potsdam, Germany, where we will develop new software solutions in cooperation with customers. The building at the new location will have space for 150 staff. The center will eventually have over 100 permanent employees, and be used by up to 200 students and doctorate students. With the innovation center, SAP will continue to drive momentum for innovative and customer-oriented solutions. SAP plans to invest €15.8 million in the new location.
ACQUISITIONS
In February 2011, SAP acquired security, identity and access management software, as well as assets including development and consulting resources from SECUDE, a leading vendor of application security solutions in Switzerland. SAP will include Secure Login and Enterprise Single Sign-On in its product portfolio to provide its customers with secure client-server communications for their SAP systems.
EMPLOYEES
At the end of the second quarter of 2011, our employee headcount in full-time equivalents was 54,043 (June 30, 2010: 48,021; December 31, 2010: 53,513). Thereof 15,740 were based in Germany (June 30, 2010: 14,872; December 31, 2010: 15,633) and 10,241 in the United States (June 30, 2010: 8,252; December 31, 2010: 10,194). Of the overall headcount increase in 2010, 3,817 resulted from the acquisition of Sybase in July 2010.
ORGANIZATION AND CHANGES IN MANAGEMENT
There were no important changes in our organization and management in the second quarter and the first half of 2011.
After the end of the quarter, Angelika Dammann, a member of the Executive Board, left SAP for personal reasons.

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OPERATING RESULTS, FINANCES, AND ASSETS
In the sections that follow, our operating results, finances and assets are discussed in detail. It must be borne in mind that the 2011 amounts include expenses and software revenue for Sybase, but the comparative amounts for the second quarter and the first half of 2010 do not, as we did not acquire Sybase until July 2010.
Performance against our Outlook for 2011 (Non-IFRS)
In this section, all discussions of the first six months’ contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section the discussion of results refers to IFRS figures only, so those figures are therefore not expressly identified as IFRS figures.
We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the “Additional Financial Information (Unaudited)” section and online at www.sap.com/corporate-en/investors/reports.
Our outlook for operating profit and operating margin in 2011 and their 2010 comparative amounts are based on amended non-IFRS definitions that exclude expenses for share-based payments and restructuring compared to 2010. Our prior year figures have been adjusted accordingly.
Operational Targets for 2011 (Non-IFRS)
For our outlook based on non-IFRS numbers, we refer to the passage “Forecast for SAP” in this interim management report.

Key Figures — SAP Group 4/1/-6/30/2011 (Non-IFRS)
Non-IFRS

				Change in %
	4/1/-6/30/	4/1/-6/30/		(constant
€ millions, unless otherwise stated	2011	2010	Change in %	currency)
Software revenue	802	637	26	35
Support revenue	1,689	1,526	11	15
Software and software-related service revenue	2,587	2,258	15	20
Total revenue	3,308	2,894	14	20
Operating expense	-2,289	-2,040	12	17
Operating profit	1,019	854	19	26
Operating margin in %	30.8	29.5	1.3pp	1.5pp
Profit after tax	703	562	25	na
Effective tax rate in %	27.2	26.7	0.5pp	na
Earnings per share — basic in €	0.59	0.47	26	na

Actual Performance in the Second Quarter of 2011 (Non-IFRS)
In the second quarter of 2011, software and software-related service revenue (non-IFRS) increased by 15% over the same period in the previous year to €2,587 million (Q2 2010: €2,258 million). On a constant currency basis, the increase was 20%.
Non-IFRS total revenue in the same period was €3,308 million (Q2 2010: €2,894 million), an increase of 14%. On a constant currency basis, the increase was 20%.
Non-IFRS operating profit was €1,019 million (Q2 2010: €854 million), an increase of 19% (26% at constant currencies).
The operating margin (non-IFRS) widened in the second quarter of 2011 by 1.3 percentage point to 30.8% compared to the prior year’s second quarter (Q2 2010: 29.5%). At constant currencies, the operating margin (non-IFRS) increased by 1.5 percentage points to 31.0%.
In the second quarter of 2011 non-IFRS profit after tax was €703 million (Q2 2010: €562 million), an increase of 25%. Non-IFRS basic earnings per share was €0.59 (Q2 2010: €0.47), an increase of 26%. The non-IFRS effective tax rate in the second quarter of 2011 was 27.2% (Q2 2010: 26.7%).

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Key Figures — SAP Group 1/1/-6/30/2011 (Non-IFRS)
Non-IFRS

				Change in %
	1/1/-6/30/	1/1/-6/30/		(constant
€ millions, unless otherwise stated	2011	2010	Change in %	currency)
Software revenue	1,385	1,101	26	31
Support revenue	3,361	2,920	15	16
Software and software-related service revenue	4,931	4,205	17	19
Total revenue	6,349	5,403	18	19
Operating expense	-4,551	-3,933	16	17
Operating profit	1,798	1,470	22	24
Operating margin in %	28.3	27.2	1.1pp	1.2pp
Profit after tax	1,231	1,000	23	na
Effective tax rate in %	28.9	26.1	2.8pp	na
Earnings per share — basic in €	1.04	0.84	24	na

Actual Performance in the First Half of 2011 (Non-IFRS)
In the first half of 2011, software and software-related service revenue (non-IFRS) increased by 17% over the same period in the previous year to €4,931 million (first half of 2010: €4,205 million). On a constant currency basis, the increase was 19%.
Non-IFRS total revenue in the same period was €6,349 million (first half of 2010: €5,403 million), an increase of 18%. On a constant currency basis, the increase was 19%.
Non-IFRS operating profit was €1,798 million (first half of 2010: €1,470 million), an increase of 22% (24% at constant currencies).
The operating margin (non-IFRS) widened in the first half of 2011 by 1.1 percentage point to 28.3% compared to the prior year’s first half (first half of 2010: 27.2%). At constant currencies, the operating margin (non-IFRS) increased by 1.2 percentage points to 28.4%.
In the first half of 2011 non-IFRS profit after tax was €1,231 million (first half of 2010: €1,000 million), an increase of 23%. Non-IFRS basic earnings per share was €1.04 (first half of 2010: €0.84), an increase of 24%. The non-IFRS effective tax rate in the first half of 2011 was 28.9% (first half of 2010: 26.1%). The year over year increase of the effective tax rate mainly results from taxes for prior years.

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KEY FIGURES SAP GROUP IN THE SECOND QUARTER OF 2011

€ millions,	4/1/-6/30/	4/1/-6/30/
unless otherwise stated	2011	2010	Change	Change in %
Software revenue	802	637	165	26
Support revenue	1,681	1,526	155	10
Software and software-related service revenue	2,579	2,258	321	14
Total revenue	3,300	2,894	406	14
Operating expense	-2,443	-2,120	-323	15
Operating profit	857	774	83	11
Operating margin in %	26.0	26.7	-0.7pp	na
Profit after tax	588	491	97	20
Effective tax rate in %	26.9	27.4	-0.5pp	na
Headcount in full-time equivalents (June 30)	54,043	48,021	6,022	13
Days sales outstanding in days (June 30)	63	65	-2	-3
Earnings per share — basic in €	0.49	0.41	0.08	20

OPERATING RESULTS (IFRS)
Orders
The total number of new software deals we closed grew 34% in the second quarter of 2011 to 14,190 (Q2 2010: 10,609). The value of software orders we received showed a substantial increase of 22% compared with the previous year.
Revenue
In the second quarter of 2011, software revenue was €802 million (Q2 2010: €637 million), an increase of 26% compared to the same period in 2010.
Our software and software-related service revenue was €2,579 million (Q2 2010: €2,258 million), an increase of 14% compared to the same period in 2010.
Total revenue was €3,300 million (Q2 2010: €2,894 million), an increase of 14% compared to the same period in 2010.
Operating Expenses
In the second quarter of 2011, our operating expenses increased by 15% to €2,443 million (Q2 2010: €2,120 million). The increase in operating expenses is mainly due to expenses in connection with the acquisition of Sybase, which the comparative period of the prior year did not contain, an increase in personnel costs, acquisition-related charges, share-based payment expenses, and an increase in expenses relating directly to the increase in total revenue for the quarter, such as sales expense.
The main reason for the rise in personnel costs was the increase in headcount, principally because of our acquisition of Sybase in 2010.
Operating Profit and Margin
In the second quarter of 2011, operating profit increased by 11% over the same period in the previous year to €857 million (Q2 2010: €774 million).
Our operating margin decreased by 0.7 percentage points to 26.0% (Q2 2010: 26.7%). In the second quarter of 2011, acquisition-related expenses reduced our operating margin by 3.3 percentage points and share-based payment expenses reduced it by 1.0 percentage points. In the comparator period of the prior year, acquisition-related expenses and expenses for share-based payment had much smaller effects on the operating margin, reducing it by 2.2 percentage points and by 0.5 percentage points respectively.
Profit after Tax and Earnings per Share
In the second quarter of 2011 profit after tax was €588 million (Q2 2010: €491 million), an increase of 20%. Basic earnings per share was €0.49 (Q2 2010: €0.41), an increase of 20%.
The effective tax rate in the second quarter of 2011 was 26.9% (Q2 2010: 27.4%).

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KEY FIGURES SAP GROUP IN THE FIRST HALF OF 2011

	1/1/-6/30/	1/1/-6/30/
€ millions, unless otherwise stated	2011	2010	Change	Change in %
Software revenue	1,385	1,101	284	26
Support revenue	3,336	2,920	416	14
Software and software-related service revenue	4,906	4,205	701	17
Total revenue	6,324	5,403	921	17
Operating expense	-4,870	-4,072	-798	20
Operating profit	1,454	1,331	123	9
Operating margin in %	23.0	24.6	-1.6pp	na
Profit after tax	991	878	113	13
Effective tax rate in %	28.6	26.6	2.0pp	na
Earnings per share — basic in €	0.83	0.74	0.09	12

OPERATING RESULTS (IFRS)
Orders
The total number of new software deals we closed grew 34% in the first half of 2011 to 26,896 (first half of 2010: 20,057). The value of software orders we received showed an increase of 12% compared with the previous year.
Revenue
In the first half of 2011, software revenue was €1,385 million (first half of 2010: €1,101 million), an increase of 26% compared to the same period in 2010.
Our software and software-related service revenue was €4,906 million (first half of 2010: €4,205 million), an increase of 17% compared to the same period in 2010.
Total revenue was €6,324 million (first half of 2010: €5,403 million), an increase of 17% compared to the same period in 2010.
Operating Expenses
In the first six months of 2011, our operating expenses increased by 20% to €4,870 million (first half of 2010: €4,072 million). The increase in operating expenses is mainly due to expenses in connection with the acquisition of Sybase, which the comparative period of the prior year did not contain, an increase in personnel costs, acquisition-related charges, share-based payment expenses and an increase in expenses relating directly to the increase in total revenue for the half year, such as sales expense.
The main reason for the rise in personnel costs was the increase in headcount, principally because of our acquisition of Sybase in 2010.
Operating Profit and Margin
In the first six months of 2011, operating profit increased by 9% over the same period in the previous year to €1,454 million (first half of 2010: €1,331 million).
Our operating margin decreased by 1.6 percentage points to 23.0% (first half of 2010: 24.6%). In the first six months of 2011, acquisition-related expenses reduced our operating margin by 3.5 percentage points and share-based payment expenses reduced it by 1.3 percentage points. In the comparator period of the prior year, acquisition-related expenses and expenses for share-based payments had much smaller effects on the operating margin, reducing it by 2.2 percentage points and by 0.3 percentage points respectively.
Profit after Tax and Earnings per Share
In the first six months of 2011 profit after tax was €991 million (first half of 2010: €878 million), an increase of 13%. Basic earnings per share was €0,83 (first half of 2010: €0.74), an increase of 12%.
The effective tax rate in the first half of 2011 was 28.6% (first half of 2010: 26.6%). The year over year increase of the effective tax rate mainly results from taxes for prior years.

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FINANCES (IFRS)
Cash Flow and Liquidity
Operating cash flow for the first six months of 2011 was €2.270 million (June 30, 2011: €1.282 million), our highest first half figure ever. The increase in operating cash flow was due mainly to strong growth in revenue in the fourth quarter of 2010 and the first quarter of 2011. Improvements in our working capital management also reduced our average collection period.
Our cash flow increased substantially in comparison with the corresponding period last year because, among other things, last year we invoiced support fees later. Having introduced a two-tier support model, we decided in early 2010 not to invoice customers until they had told us which of the options they were choosing. In consequence, first six months operating cash flow was lower than usual in 2010.
Group liquidity stood at €4,395 million on June 30, 2011 (December 31, 2010: €3,528 million). Group liquidity comprised cash and cash equivalents totaling €3,842 million (December 31, 2010: €3,518 million) and short-term investments totaling €553 million (December 31, 2010: €10 million). The significant increase in short-term investments was mainly due to investments in fixed-term deposits.
Group Liquidity of SAP Group

	June 30,	December
€ millions	2011	31, 2010	Change
Cash and cash equivalents	3,842	3,518	324

Short-term investments	553	10	543

Group Liquidity — gross	4,395	3,528	867

Current bank loans	0	1	-1

Net liquidity 1	4,395	3,527	868

Non-current bank loans	102	1,106	-1,004

Private placement transactions	1,562	1,071	491
Bond	2,200	2,200	0
Net liquidity 2	531	-850	1,381
Net liquidity 1 is total group liquidity minus current bank loans. Current bank loans comprise overdrafts only, and were completely repaid in the first six months of 2011.
Net liquidity 2, defined as group liquidity minus bank loans, private placement transactions, and bonds, was €531 million (December 31, 2010: -€850 million). Our strong operating cash flow in the first half of 2011 was the main reason for the improvement in net liquidity 2 since December 31, 2010. The increase in private placement liabilities in the six months of 2011 compared with December 31, 2010, results from a US$750 million private placement transaction concluded in the United States on June 1, 2011. The transaction enhances the Group’s financial flexibility by broadening its investor base and extending its maturity profile. Proceeds of the issue were used to repay existing Group financial debt incurred to finance the Sybase acquisition. A group of 16 institutional investors participated in the two tranches: a US$600 million tranche with a five-year term, and a US$150 million tranche with a seven-year term. The coupon was less than 3.5% on both tranches.
Free Cash Flow and Days Sales Outstanding
Our free cash flow and our days sales outstanding (DSO) on June 30, 2011 were as follows:
Free Cash Flow

	June 30,	June 30,	Change
	2011	2010	in %
Free cash flow	2,022	1,157	75
We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.
Days Sales Outstanding

	June 30,	December	Change
	2011	31, 2011	in days
Days sales outstanding (DSO) in days	63	65	-2
DSO measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.
ASSETS (IFRS)
Analysis of Consolidated Statements of Financial Position
The total assets of the Group were € 20.896 million on June 30, 2011 and were thus practically constant compared with €20,839 million on December 31, 2010.

14     INTERIM REPORT JANUARY–JUNE 2011

The equity ratio was 48% on June 30, 2011 and remained relatively flat compared to December 31, 2010, with 47%.
Investments
Our capital expenditures for property, plant, and equipment increased to €248 million for the first half of 2011 (December 31, 2010: €287 million). This increase can mainly be traced back to an increase in spending on IT hardware and software.
Off-Balance Sheet Financial Instruments
There are no off-balance sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, and liabilities related to special-purpose entities, that are not disclosed in our interim consolidated financial statements. Any factoring contracts are not material in volume.
Competitive Intangibles
The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG which was €51.25 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €10.0 billion at the end of the second quarter 2011 (December 31, 2010: €9.8 billion). This means that the market capitalization of our equity is 413% higher than the book value.
Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.
SUSTAINABILITY
As part of its ongoing commitment to sustainable business operations, we released our unaudited quarterly sustainability update for the second quarter of 2011 in July.
Our greenhouse gas (GHG) emissions for the quarter ended June 30, 2011, totaled 115 kilotonnes (not including Sybase) — a year-over-year increase of 8% compared to the second quarter of 2010. With an increase in our employee base of 5%, our emissions per employee (in full-time equivalents) increased by 3%.
While there was an 18% increase in air travel, SAP managed to reduce electricity consumption in the offices by 9%. Also the number of corporate cars increased by 10%; however the adverse impact was diminished by initiatives including fuel efficiency training and policy changes. These actions restricted the increase of the emissions caused by corporate cars to 6%.
From the start of 2008 to today SAP has realized approximately €185 million in cost avoidance, in comparison with a “business as usual” extrapolation.
We are still on track to meet our year-end emissions target of 460 kilotons — in line with our long-term target to reduce GHG emissions to year-2000 levels by 2020.
Also for the first time SAP is reporting against their goal of attaining 25% women in management by 2017. For the second quarter of 2011, the company employed 18.2% women in management, up from 17.8% at the end of 2010.
SAP STOCK
SAP AG common stock is listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX, the index of 30 German blue chip companies, the Dow Jones EURO STOXX 50, the S&P North American Technology Software Index, and the TechPGI.
From a starting point of €43.20 (Xetra closing price) on March 31, SAP stock climbed to €45.90, its peak so far this year, on April 26, before retreating to €43.09 on April 28, the day we published our first-quarter numbers. On the subsequent trading days, the stock made good most of that loss and, on a market buoyed by the Federal Reserve’s expansive monetary policy, touched €44.62 on May 11. A few days earlier, on May 2, the DAX reached its high point for the year so far.

INTERIM MANAGEMENT REPORT     15

SAP stock then broadly tracked the market. On May 26, the day after the Annual General Meeting of Shareholders, the price was €42.27 ex dividend. Toward the end of the quarter, market sentiment suffered as a result of pessimism surrounding the U.S. economy and uncertainty relating to the upcoming vote on cost saving measures in the Parliament of Greece. On June 28, SAP stock declined to €41.07, its lowest point in the second quarter. It recovered to €41.74 on the last day of the month. SAP stock lost 3.4% in the second quarter. In the same period, the EURO STOXX declined 2.1%, the DAX gained 4.7%, and the S&P North American Technology Software Index gained 2.3%.

With an Xetra closing price of €41.75 on June 30, 2011, our market capitalization was €51.25 billion, based on 1,227 million outstanding shares. Deutsche Börse uses the free-float factor to weight companies in the DAX. Our free-float factor was 73.17% on June 30, 2011, and the free-float market capitalization on the same data was approximately €37.5 billion. This makes SAP the fifth largest company in the DAX in terms of free-float market capitalization. When measured by our total market capitalization of €51.25 billion, we are the fourth-largest DAX company.
The SAP AG Annual General Meeting of Shareholders took place on May 25, 2011, at the SAP Arena in Mannheim, Germany. At their Meeting, the shareholders accepted all of the board recommendations and formally approved the acts of the Executive Board and of the Supervisory Board in 2010 by overwhelming majorities. They resolved that a dividend of €0.60 (2009: €0.50) per share be paid for 2010.
The total dividend distributed out of 2010 earnings was about €713 million (2009: €594 million). This corresponds to a payout ratio of 39% of profit after tax. Based on profit after tax without the 2010 expenses for the TomorrowNow litigation, we achieved a payout ratio of 29% which is aligned with our dividend policy of distributing approximately 30% of profit after tax to our shareholders.
The dividend was paid on or after May 26, 2011. The full agenda and the results of ballots on the agenda items are online at www.sap.com/agm.
Additional information about SAP common stock is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F, on Quotron under SAGR.EU, and on the SAP Web site at www.sap.com/investor.

16     INTERIM REPORT JANUARY–JUNE 2011

RISK AND OPPORTUNITY MANAGEMENT
We have comprehensive risk management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action.
The civil and political unrest in the Middle East and North Africa has so far had only a minor negative impact on our business. However, it is very difficult to judge how the situation in that region will develop and we cannot yet make any reliable judgments at this stage about the possible effects of events there on our business. We cannot exclude the possibility that they may negatively impact our financial position, cash flows, operating profit, or stock price.
We now believe risks in relation to the earthquake and subsequent tsunami in Japan on March 11, 2011, are reduced. The economic consequences of such events cannot be foreseen with complete accuracy.
For changes in our legal liability risks since our last annual report, see note (13) in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2010, and are discussed more fully in our 2010 Annual Report and our Annual Report on Form 20-F for 2010. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.
EVENTS AFTER THE REPORTING PERIOD
In July 2011, Angelika Dammann, a member of the Executive Board, left SAP for personal reasons. She was our chief human relations officer and labor relations director. SAP CFO Werner Brandt assumed Dammann’s global HR leadership and labor relations role on an interim basis.
OUTLOOK
Future Trends in the Global Economy
The global economy will continue to recover under its own steam during the rest of 2011, according to the latest reports from the European Central Bank (ECB), the International Monetary Fund (IMF), and the Organisation for Economic Co-operation and Development (OECD). They expect the economic effect of the political unrest in the Middle East and North Africa and of the disaster in Japan to fade during the second half of the year.
They foresee divergent rates of growth between the advanced and the developing economies, as in the first half of the year. The after effects of the financial crisis will continue to cast a shadow over the advanced economies, whereas the developing countries will be producing at near capacity levels and may overheat, the ECB says.
Within the Europe, Middle East, and Africa (EMEA) region, the institutions expect economic activity in the euro area to continue to expand in the second half of this year, albeit at a slower pace. One factor may be the difficult financial situation in certain euro area countries such as, for example, Greece and Portugal. Over the full year, the institutions expect the German economy to grow by a percentage in the lower single digit range, but slightly more quickly than the average for the rest of the euro area. Within the EMEA region, they expect economic growth to be most vigorous in Sub-Saharan Africa.
The institutions also expect the upturn to continue for the rest of the year in the Americas. That includes the United States, although in that country progress may be less rapid than earlier in the recovery. The institutions expect growth in the lower single-digit percentage range.

INTERIM MANAGEMENT REPORT     17

In the Asia Pacific Japan (APJ) region, the focus is on Japan and the aftermath of the earthquake. The institutions expect reconstruction work to generate increased demand and they anticipate gradual normalization on the supply side. Nonetheless, they expect the Japanese economy to contract over the full year.
How accurate these predictions eventually turn out to be and whether the institutions have to revisit them depends how various factors develop, including government stimulus measures, consumer demand, the price of oil, the political unrest in the Middle East and North Africa, and the aftermath of the earthquake in Japan. The measures to stabilize the euro finance system may also prove to be such a factor. It remains to be seen what effect the difficult situation with regard to the debt of certain countries that use the euro will have on the economy of the euro area as a whole.
Development of the IT Market
International Data Corporation (IDC) expects the global IT market to expand by a percentage in the higher single-digit range in 2011. It predicts that companies will invest less in hardware in the second half of 2011 than they did in the equivalent period in 2010. This is because investment peaked immediately after the economy came out of the crisis. However, it believes spending on software and services will continue to accelerate until the end of the year, with a growth percentage in the middle of the single-digit range. That already allows for the known impacts on the IT market of the March 11 earthquake in Japan and the political disturbances in the Middle East and North Africa.
In the second half of 2011, EMEA region IT market growth is expected to underperform against the global average. In Western Europe, including Germany, IDC expects growth to be slower in the hardware segment but quicker in the software and services segments. In Central and Eastern Europe, the IT market should continue to grow sturdily, while in the Middle East and Africa progress will depend on political developments, according to IDC.
IDC says that in the Americas region, growth during the rest of this year may be less strong than in the past six months. Nonetheless, percentage growth in the United States should be in the higher single digits. IDC believes growth in Latin America will be in double digits, and above average in both the hardware and services segments.
In the Asia Pacific Japan (APJ) region, IDC expects IT market expansion to be well into double digits in the second half of 2011 in some countries. However, Japan continues to bear the impact of the March 11 earthquake, which has significantly reduced spending in all segments of the IT market there. In IDC’s view, reconstruction efforts, whether public or private, can help reverse the damage only to a limited extent.
What happens to the global IT business depends largely on what happens in the economy as a whole. Other major factors will include further developments on the financial front in various euro area countries, and the political situation in the Middle East and North Africa.
FORECAST FOR SAP
Operational Targets for 2011 (Non-IFRS)
Business Outlook
The Company is providing the following outlook for the full-year 2011, which has changed from the previous outlook provided on April 28, 2011. The Company has refined the outlook for Non-IFRS software and software-related service revenue at constant currencies and non-IFRS operating profit at constant currencies.
The Company reaffirmed that it expects full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% — 14% at constant currencies (2010: €9.87 billion), but the Company now expects to reach the high end of the range.
The Company reaffirmed that it expects full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion — €4.65 billion at constant currencies (2010: €4.01 billion), but the Company now expects to reach the high end of the range, resulting in 2011 non-IFRS operating margin increasing in a range of 0.5 — 1.0 percentage points at constant currencies (2010: 32.0%).
The Company reaffirmed for the full-year 2011 that it projects an IFRS effective tax rate of 27.0% — 28.0% (2010: 22.5%) and a non-IFRS effective tax rate of 27.5% — 28.5% (2010: 27.3%).

18     INTERIM REPORT JANUARY–JUNE 2011

Differences Between IFRS and Non-IFRS Measures
As noted above, our guidance is based on Non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ:
The following table shows the differences between IFRS and Non-IFRS Measures in our operating profit:

	Actual	Estimated
Non-IFRS Measures (in €	Amounts	amounts for
million)	from 2010	20111)
Deferred support revenue write-down	74	between 20 and 30

Discontinued activities2)	983	less than 20

Stock-based compensation expenses3),4)	58	between 140 and 160

Acquisition-related charges5)	300	between 430 and 460

Restructuring	3	less than 10
1) All adjusting items are partly incurred in currencies other than the Euro. Consequently, the amounts are subject to currency volatility. All estimates for 2011 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates the total amounts for 2011 may differ significantly from the estimates provided in the table above. Please remember that SAP’s financial market outlook is based on constant currency.
2) We will consider all new information that emerge from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.
3) Our share based payment expenses are subject, among other factors, to share price volatility, volatility in SAP’s performance against the Tech PGI index and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on the future development of these factors the total expense for 2011 may differ significantly from these estimates.
4) The estimates provided above for share-based payment expenses are based on the share-based payment plans in place on the day of this document and grants under these plans in 2011 as currently planned by management. New share-based payment plans or changes to the existing plans may make the total amounts for 2011 differ significantly from these estimates.
5) The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2011 differ significantly from these estimates.
Historically, every 1% impact on total revenue resulting from foreign currency movements has resulted in a 10-15 basis point movement in the operating margin.
If exchange rates remained unchanged at the June 2011 level for the remainder of the year, our 2011 total year Non-IFRS SSRS revenues at actual currencies as well as our Non-IFRS total revenues at actual currencies would both be approximately 2% lower than the respective constant currency numbers and our Non-IFRS operating margin at actual currencies would be 20bpts lower than the respective constant currency margin.
Goals for Liquidity, Finance, Investments and Dividends
Our goals for liquidity, finance, investments and dividends as discussed in our Annual Report 2010 are unchanged:
We have been in positive net liquidity since the end of the first quarter of 2011 and, because we seek to remain in that position at the end of the year, we do not expect to repurchase any stock for treasury in 2011 except as needed for our share-based payment plans. Rather, we will prioritize reducing debt. We will consider issuing new debt, such as bonds or U.S. private placements, only if market conditions are advantageous.
Excepting acquisitions, our planned capital expenditures for 2011 will be covered in full by operating cash flow.
We have not changed our objective of returning about 30% of our net income to our shareholders through dividend payments.
Premises on Which our Outlook is Based
In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared these interim financial statements that could influence SAP’s business going forward.
Among the premises on which this outlook is based are those presented concerning economic development and our expectation there will not be any effects in 2011 from a major acquisition.

INTERIM MANAGEMENT REPORT     19

Medium-Term Prospects
Our medium-term prospects as discussed in our 2010 Annual Report and our 2010 annual report on Form 20 F did not change in the first half of 2011. We still aim to increase our annual total revenue to at least €20 billion by the middle of the present decade. Over the same period, we aim to widen our non-IFRS operating margin to 35% by average annual increments of up to 100 basis points. To achieve these objectives, we are planning to realign our organizational structure to further drive growth, innovation, and simplicity.

20     INTERIM REPORT JANUARY–JUNE 2011

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS (Unaudited)

Consolidated Income Statements of SAP Group — Quarter	21
Consolidated Statements of Comprehensive Income of SAP Group — Quarter	22
Consolidated Income Statements of SAP Group — Half Year	23
Consolidated Statements of Comprehensive Income of SAP Group — Half Year	24
Consolidated Statements of Financial Position of Sap Group	25
Consolidated Statements of Changes in Equity of SAP Group	27
Consolidated Statements of Cash Flows of SAP Group	28

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information about Consolidated Financial Statements	29
(2) Scope of Consolidation	29
(3) Summary of Significant Accounting Policies	29
(4) Business Combinations	30
(5) Employee Benefits Expense and Headcount	31
(6) Income Tax	32
(7) Earnings per Share	33
(8) Other Financial Assets	33
(9) Trade and Other Receivables	34
(10) Financial Liabilities	34
(11) Total Equity	34
(12) Contingent Liabilities	35
(13) Litigation and Claims	35
(14) Share-Based Payment Plans	37
(15) Other Financial Instruments	38
(16) Segment and Geographic Information	38
(17) Related Party Transactions	41
(18) Subsequent Events	41

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     21
CONSOLIDATED INCOME STATEMENTS
For the three months ended June 30

€ millions, unless otherwise stated	Note	2011	2010	Change in %
Software revenue		802	637	26
Support revenue		1,681	1,526	10
Subscription and other software-related service revenue		96	95	1
Software and software-related service revenue		2,579	2,258	14
Consulting revenue		579	528	10
Other service revenue		142	108	31
Professional services and other service revenue		721	636	13
Total revenue		3,300	2,894	14

Cost of software and software-related services		-495	-413	20
Cost of professional services and other services		-558	-497	12
Research and development		-468	-397	18
Sales and marketing		-743	-658	13
General and administration		-170	-156	9
Restructuring	(6)	-1	-1	0
TomorrowNow litigation		-10	-2	>100
Other operating income/ expense, net		2	4	-50
Total operating expenses		-2,443	-2,120	15

Operating profit		857	774	11

Other non-operating income/ expense, net		-35	-86	-59
Finance income		20	12	67
Finance costs		-38	-24	58
Financial income, net		-18	-12	50
Profit before tax		804	676	19
Income tax expense	(6)	-216	-185	17
Profit after tax		588	491	20
— Profit attributable to non-controlling interests		1	0	N/A
— Profit attributable to owners of parent		587	491	20

Earnings per share, basic in € *	(7)	0.49	0.41	20
Earnings per share, diluted in € *	(7)	0.49	0.41	20

*	For the three months ended June 30, 2011 and 2010 the weighted average number of shares were 1,189 million (Diluted: 1,189 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

22     INTERIM REPORT JANUARY–JUNE 2011
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended June 30

€ millions	2011	2010
Profit after tax	588	491
Gains (losses) on exchange differences on translation, before tax	-12	142
Reclassification adjustments on exchange differences on translation, before tax	0	-11
Exchange differences on translation	-12	131
Gains (losses) on remeasuring available-for-sale financial assets, before tax	17	-7
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	17	-7
Gains (losses) on cash flow hedges, before tax	-11	-40
Reclassification adjustments on cash flow hedges, before tax	0	11
Cash flow hedges	-11	-29
Actuarial gains (losses) on defined benefit plans, before tax	2	-5
Other comprehensive income before tax	-4	90
Income tax relating to components of other comprehensive income	-1	10
Other comprehensive income after tax	-5	100
Total comprehensive income	583	591
— attributable to non-controlling interests	1	1
— attributable to owners of parent	582	590

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     23
CONSOLIDATED INCOME STATEMENTS
For the six months ended June 30

€ millions, unless otherwise stated	Note	2011	2010	Change in %
Software revenue		1,385	1,101	26
Support revenue		3,336	2,920	14
Subscription and other software-related service revenue		185	184	1
Software and software-related service revenue		4,906	4,205	17
Consulting revenue		1,148	1,007	14
Other service revenue		270	191	41
Professional services and other service revenue		1,418	1,198	18
Total revenue		6,324	5,403	17

Cost of software and software-related services		-990	-812	22
Cost of professional services and other services		-1,134	-948	20
Research and development		-966	-790	22
Sales and marketing		-1,420	-1,215	17
General and administration		-347	-304	14
Restructuring	(6)	-1	-1	0
TomorrowNow litigation		-12	-2	>100
Other operating income/ expense, net		0	0	0
Total operating expenses		-4,870	-4,072	20

Operating profit		1,454	1,331	9

Other non-operating income/ expense, net		-34	-122	-72
Finance income		49	27	81
Finance costs		-81	-39	>100
Financial income, net		-32	-12	>100
Profit before tax		1,388	1,197	16
Income tax expense	(6)	-397	-319	24
Profit after tax		991	878	13
— Profit attributable to non-controlling interests		1	1	0
— Profit attributable to owners of parent		990	877	13

Earnings per share, basic in € *	(7)	0.83	0.74	12
Earnings per share, diluted in € *	(7)	0.83	0.74	12

*	For the six months ended June 30, 2011 and 2010 the weighted average number of shares were 1,188 million (Diluted: 1,189 million) and 1,188 million (Diluted: 1,189 million), respectively (treasury stock excluded).

24     INTERIM REPORT JANUARY–JUNE 2011
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30

€ millions	2011	2010
Profit after tax	991	878
Gains (losses) on exchange differences on translation, before tax	-168	272
Reclassification adjustments on exchange differences on translation, before tax	0	-17
Exchange differences on translation	-168	255
Gains (losses) on remeasuring available-for-sale financial assets, before tax	11	-1
Reclassification adjustments on available-for-sale financial assets, before tax	0	0
Available-for-sale financial assets	11	-1
Gains (losses) on cash flow hedges, before tax	19	-72
Reclassification adjustments on cash flow hedges, before tax	9	16
Cash flow hedges	28	-56
Actuarial gains (losses) on defined benefit plans, before tax	7	-10
Other comprehensive income before tax	-122	188
Income tax relating to components of other comprehensive income	-26	22
Other comprehensive income after tax	-148	210
Total comprehensive income	843	1,088
— attributable to non-controlling interests	1	1
— attributable to owners of parent	842	1,087

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     25
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
as at June 30 , 2011 and December 31, 2010

€ millions	Notes	2011	2010
Cash and cash equivalents		3,842	3,518
Other financial assets	(8)	721	158
Trade and other receivables	(9)	2,738	3,099
Other non-financial assets		250	181
Tax assets		129	187
Total current assets		7,680	7,143
Goodwill		8,213	8,428
Intangible assets		2,107	2,376
Property, plant, and equipment		1,463	1,449
Other financial assets	(8)	480	475
Trade and other receivables	(9)	78	78
Other non-financial assets		36	31
Tax assets		125	122
Deferred tax assets		714	737
Total non-current assets		13,216	13,696

Total assets		20,896	20,839

26     INTERIM REPORT JANUARY–JUNE 2011

€ millions	Notes	2011	2010
Trade and other payables		783	923
Tax liabilities		108	164
Financial liabilities	(10)	136	142
Other non-financial liabilities		1,113	1,726
Provision TomorrowNow litigation		929	997
Other provisions		358	290
Provisions		1,287	1,287
Deferred income		2,161	911
Total current liabilities		5,588	5,153
Trade and other payables		37	30
Tax liabilities		418	369
Financial liabilities	(10)	3,945	4,449
Other non-financial liabilities		90	85
Provisions		244	292
Deferred tax liabilities		513	574
Deferred income		64	63
Total non-current liabilities		5,311	5,862
Total liabilities		10,899	11,015
Issued capital		1,228	1,227
Share premium		394	337
Retained earnings		10,033	9,767
Other components of equity		-294	-142
Treasury shares		-1,374	-1,382
Equity attributable to owners of parent		9,987	9,807
Non-controlling interests		10	17
Total equity	(11)	9,997	9,824

Equity and liabilities		20,896	20,839

CONSOLIDATED INTERIM FINANCIAL STATEMENT – IFRS     27
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30

				Other Components of Equity
					Available-			Equity
					for-Sale			Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Cash Flow	Treasury	to Owners of	Controlling	Total
€ millions	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	Parent	Interests	Equity
January 1, 2010	1,226	317	8,571	-319	13	-11	-1,320	8,477	14	8,491
Profit after tax			877					877	1	878
Other comprehensive income			-3	255	-1	-41		210		210
Share-based compensation		-1						-1		-1
Dividends			-594					-594		-594
Issuance of shares under share-based payments programs	1	20						21		21
Purchase of treasury shares							-120	-120		-120
Reissuance of treasury shares under share-based payments programs		-5					91	86		86
June 30, 2010	1,227	331	8,851	-64	12	-52	-1,349	8,956	15	8,971

January 1, 2011	1,227	337	9,767	-131	16	-27	-1,382	9,807	17	9,824
Profit after tax			990					990	1	991
Other comprehensive income			4	-184	11	21		-148		-148
Share-based compensation		-11						-11		-11
Dividends			-713					-713		-713
Issuance of shares under share-based payments programs	1	30						31		31
Purchase of treasury shares							-158	-158		-158
Reissuance of treasury shares under share-based payments programs		38					166	204		204
Other			-15					-15	-8	-23
June 30, 2011	1,228	394	10,033	-315	27	-6	-1,374	9,987	10	9,997

28     INTERIM REPORT JANUARY–JUNE 2011
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30

€ millions	2011	2010
Profit after tax	991	878
Adjustments to reconcile profit after taxes to net cash provided by operating
Depreciation and amortization	357	225
Income tax expense	396	319
Finance income and finance costs, net	32	12
Gains/ losses on disposals of non-current assets	2	1
Decrease/ increase in sales and bad debt allowances on trade receivables	8	6
Other adjustments for non-cash items	8	18
Decrease/ increase in trade receivables	241	31
Decrease/ increase in other assets	-73	-197
Decrease/ increase in trade payables, provisions and other liabilities	-646	-675
Decrease/ increase in deferred income	1,353	1,108
Cashflows due to TomorrowNow litigation	-3	3
Interest paid	-77	-28
Interest received	37	19
Income taxes paid, net of refunds	-356	-438
Net cash flows from operating activities	2,270	1,282
Purchase of intangible assets and property, plant, equipment and business combinations	-248	-125
Proceeds from sales of intangible assets or property, plant, and equipment	18	17
Purchase of equity or debt instruments of other entities	-730	-651
Proceeds from sales of equity or debt instruments of other entities	186	689
Net cash flows from investing activities	-774	-70
Purchase of non-controlling interests	-21	0
Dividends paid	-713	-594
Purchase of treasury shares	-158	-120
Proceeds from reissuance of treasury shares	157	85
Proceeds from issuing shares (share-based compensation)	34	21
Proceeds from borrowings	519	1,063
Repayments of borrowings	-1,005	-6
Purchase of equity-based derivative instruments	-1	-14
Proceeds from exercise of equity-based derivative financial instruments	0	4
Net cash flows from financing activities	-1,188	439
Effect of foreign exchange rates on cash and cash equivalents	16	70
Net decrease/ increase in cash and cash equivalents	324	1,721
Cash and cash equivalents at the beginning of the period	3,518	1,884
Cash and cash equivalents at the end of the period	3,842	3,605

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     29

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(1) General Information About Consolidated Interim Financial Statements
The accompanying consolidated interim financial statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRSs). The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements. The consolidated interim financial statements for the period ended June 30, 2011 are in compliance with International Accounting Standard (IAS) 34.
Certain information and disclosures normally included in notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information is not misleading.
Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.
The Consolidated Financial Statements for 2010 are included in our 2010 Annual Report and our Annual Report 2010 on Form 20-F. Amounts reported in previous years have been reclassified as appropriate to conform to the current presentation. The adjustment of the allocation of the acquisition price also results in non-material changes to some of the amounts reported in previous years.
These unaudited condensed consolidated interim financial statements should be read in conjunction with SAP’s audited consolidated IFRS financial statements and notes thereto as of December 31, 2010.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.
(2) Scope of Consolidation
The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2010	19	144	163
Additions	4	58	62
Disposals	-2	-20	-22
December 31, 2010	21	182	203
Additions	1	2	3
Disposals	0	-5	-5
June 30 , 2011	22	179	201
The additions in the first half of 2011 relate to legal entities added in connection with foundations. The disposals are due to mergers and to liquidations of non-operating acquired legal entities.
The changes in the scope of companies in 2010 had an impact on the comparability with prior years and prior quarters. This is due to our acquisition of Sybase Inc. in the third quarter of 2010, which is significant to some items in the consolidated financial statements.
For additional information on our business combinations and the effect on our Consolidated Financial Statements, see note (4) or our Consolidated Financial Statements for 2010.
(3) Summary of Significant Accounting Policies
The interim financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as at December 31, 2010. Our significant accounting policies are summarized in the notes to the consolidated financial statements. For further information, see note (3) in our Consolidated Financial Statements for 2010.
Newly Adopted Accounting Standards
The new accounting standards adopted in the first six months of 2011 did not have a material impact on our consolidated financial statements.

30     INTERIM REPORT JANUARY–JUNE 2011

New Accounting Standards Not Yet Adopted
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 11 establishes principles for the financial reporting by parties to a joint arrangement and supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. The new requirements are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The European Union has not yet endorsed these new standards. We are currently determining the impact the new standards will have on our Consolidated Financial Statements.
In May 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements but does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. The new requirements are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The European Union has not yet endorsed the new standard. We are currently determining the impact the new standard will have on our Consolidated Financial Statements.
In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements (effective for annual periods beginning on or after July 1, 2012) and IAS 19 Employee Benefits (effective for annual periods beginning on or after January 1, 2013, with earlier application permitted). The amendments to IAS 1 aim to improve and align the presentation of items of other comprehensive income in financial statements prepared in accordance with IFRS and US GAAP. The amendments to IAS 19 aim to improve the understanding of how defined benefit plans affect an entity’s financial position, financial performance and cash flows. The European Union has not yet endorsed the amended standards. We are currently determining the impact the amended standards will have on our Consolidated Financial Statements.
For additional information about new accounting standards not yet adopted, see note (3) in our Annual Report for 2010.
(4) Business Combinations
We acquired the following business in the first half of 2011:
Acquired Businesses

Acquired
Business		Acquisition	Voting	Acquisition
Acquired	Sector	Type	Interest	Date
SECUDE AG, Emmetten, Switzerland	SECUDE is a privately held entity engaged in IT security software products and solutions.	Asset Purchase	n/a	February 1, 2011
We acquire businesses in specific areas of strategic interest to us. The acquisition in the first half of 2011 was not material to SAP.
Acquisitions of the prior year are described in the consolidated financial statements for 2010 in our 2010 Annual Report.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     31
(5) Employee Benefits Expense and Headcount
Employee benefits expense comprises the following:
Employee Benefits Expense

		1/1-		1/1-
€ millions	Q2 2011	6/30/2011	Q2 2010	6/30/2010
Salaries	1,180	2,349	1,044	2,011
Social security expense	150	328	143	305
Pension expense	43	97	39	87
Share-based payment expense	32	83	13	18
Termination benefits	12	25	10	35
Employee-related restructuring expenses	0	0	1	1
Employee Benefits Expense	1,417	2,882	1,250	2,457
On June 30, 2011, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:
Number of Employees (in Full-Time Equivalents)

	June 30, 2011				June 30, 2010
			Asia				Asia
			Pacific				Pacific
Full-time equivalents	EMEA	Americas	Japan	Total	EMEA	Americas	Japan	Total
Software and software-related services	3,905	2,010	2,603	8,518	3,479	1,422	2,100	7,001
Professional services and other services	6,823	3,884	2,392	13,099	6,407	3,544	2,243	12,194
Research and development	8,719	3,157	4,022	15,898	8,288	2,458	3,600	14,346
Sales and marketing	4,581	4,195	2,140	10,916	4,216	3,704	1,811	9,731
General and administration	2,032	1,049	516	3,597	1,891	717	418	3,026
Infrastructure	1,143	623	249	2,015	1,044	471	208	1,723
SAP Group (June 30)	27,203	14,918	11,922	54,043	25,325	12,316	10,380	48,021
SAP Group (average first six months)	27,163	14,853	11,828	53,844	25,271	12,097	10,291	47,659

32     INTERIM REPORT JANUARY–JUNE 2011
The allocations of expenses for share-based payments to the various expense items are as follows:
Share-Based payments

		1/ 1-		1/ 1-
		6/ 30/		6/ 30/
€ millions	Q2 2011	2011	Q2 2010	2010
Cost of software and software- related services	-3	-7	1	0
Cost of professional services and other services	-6	-14	-1	-1
Research and development	-9	-26	-7	-8
Sales and marketing	-8	-20	-3	-4
General and administration	-6	-17	-2	-4
Total share-based payments	-32	-84	-12	-17
In the second quarter of 2011 we issued a new tranche of the Share-Matching-Plan (SMP), as described in note (14). As part of this issuance, €22.5 million was recognized in expense immediately. In 2010, we only issued a tranche and recognized the corresponding expense in the third quarter.
(6) Income Tax
In the second quarter and the first half of 2011, income taxes and the effective tax rate, each compared with the second quarter and the first half of 2010, developed as follows:
Income Taxes

€ millions, unless stated otherwise	Q2 2011	H1 2011	Q2 2010	H1 2010
Profit before income tax	804	1,388	676	1,197
Income tax expense	-216	-397	-185	-319
Effective tax rate in %	26.9	28.6	27.4	26.6

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     33

(7) Earnings per Share
Starting in the third quarter of 2010, diluted EPS includes the dilutive effect of bonus shares granted under Share Matching Plan.
Earnings per Share

		1/ 1-		1/ 1-
€ millions, unless otherwise stated	Q2 2011	6/ 30/ 2011	Q2 2010	6/ 30/ 2010
Profit attributable to owners of parent	587	990	491	878
Issued ordinary shares	1,228	1,227	1,226	1,226
Effect of treasury shares	-39	-39	-38	-38
Weighted average number of shares in millions — basic	1,189	1,188	1,188	1,188
Dilutive effect of convertible bonds in millions	0	1	0	0
Dilutive effect of stock options in millions	0	0	1	1
Weighted average number of shares in millions — diluted	1,189	1,189	1,189	1,189
Basic earnings per share, in €	0.49	0.83	0.41	0.74
Diluted earnings per share, in €	0.49	0.83	0.41	0.74
(8) Other Financial Assets
Other financial assets comprise:
Other Financial Assets

	June 30, 2011
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	489	291	780
Debt investments	100	0	100
Equity investments	0	155	155
Available-for-sale financial assets	100	155	255
Derivatives	132	0	132
Investments in associates	0	34	34
Total	721	480	1,201

	December 31, 2010
		Non-
€ millions	Current	Current	Total
Loans and other financial receivables	42	328	370
Debt investments	0	0	0
Equity investments	0	107	107
Available-for-sale financial assets	0	107	107
Derivatives	116	0	116
Investments in associates	0	40	40
Total	158	475	633

34     INTERIM REPORT JANUARY–JUNE 2011
(9) Trade and Other Receivables
Trade and other receivables comprise:
Trade and Other Receivables

	June 30, 2011
		Non-
€ millions	Current	current	Total

Trade receivables, net	2,708	0	2,708
Other receivables	30	78	108
Total trade and other receivables	2,738	78	2,816

	December 31, 2010
		Non-
€ millions	Current	current	Total

Trade receivables, net	3,031	0	3,031
Other receivables	68	78	146
Total trade and other receivables	3,099	78	3,177
The carrying amounts of our trade receivables and related allowances were as follows:
Carrying Amounts of Trade Receivables

	June 30,	December
€ millions	2011	31, 2010
Gross carrying amount	2,864	3,187
Sales allowances charged to revenue	-111	-112
Allowance for doubtful accounts charged to expense	-45	-44
Carrying amount trade receivables, net	2,708	3,031
In our Consolidated Income Statement, bad debt allowances for a portfolio of trade receivables are recorded as other operating expense, whereas bad debt allowances for specific customer balances are recorded in cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.
(10) Financial Liabilities
Financial liabilities comprise:
Financial Liabilities

	June 30, 2011
		Non-
€ millions	Current	current	Total
Bank loans	0	102	102
Private placement transactions	0	1,558	1,558
Bonds	0	2,193	2,193
Other financial liabilities	136	92	228
Financial liabilities	136	3,945	4,081

	December 31, 2010
		Non-
€ millions	Current	current	Total
Bank loans	1	1,098	1,099
Private placement transactions	0	1,069	1,069
Bonds	0	2,191	2,191
Other financial liabilities	141	91	232
Financial liabilities	142	4,449	4,591
(11) Total Equity
Issued Shares
As at June 30, 2011, SAP AG had 1,227,648,765 no-par issued shares (December 31, 2010: 1,226,822,697) issued with a calculated nominal value of €1 per share.
In the first six months of 2011, the number of issued shares increased by 826,068 shares, thereof 55,568 shares in the second quarter of 2011 (first half of 2010: 624,524; Q2 2010: 3,912), resulting from the exercise of awards granted under certain share-based payment programs.
Treasury Shares
On June 30, 2011, we held 38 million treasury shares, representing €38 million or 3.1% of capital stock.
In the first half of 2011, we acquired 3.6 million shares (Q2 2011: 0 million) for treasury at an average price of approximately €43.84 per share and disposed of 4.7 million shares (Q2 2011: 0.9 million) with a purchase price of

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     35

approximately €35.56 (Q2 2011: 36.05€) per share. Stock purchases and stock sales were mainly in connection with our share-based payment plans, which are described in Note (28) in our Annual Report for 2010.
In the first half of 2010, we acquired 3.5 million shares (Q2 2010: 0 million) at an average price of approximately €33.99 per share and we disposed of 2.6 million shares (Q2 2010: 0.1 million) with a purchase price of approximately €35.42 (Q2 2010: 35.29) per share. Stock purchases and stock sales were mainly in connection with our share-based payment plans, which are described in Note (28) in our Annual Report for 2010.
We do not have any dividend or voting rights associated with our treasury stock. In the first halfs of 2011 and 2010 we did not purchase any SAP American Depositary Receipts (ADRs). We did not hold any SAP ADRs on June 30, 2011, or on June 30, 2010.
(12) Contingent Liabilities
For a detailed description of our contingent liabilities, see our Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (23). There have been no significant changes in contingent liabilities since December 31, 2010.
For information about contingent liabilities related to litigation, see Note (13).
(13) Litigation and Claims
We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of €997 million. We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.
However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, profit or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.
For a description of the development of the provisions recorded for litigation, see Note (19b) in our Annual Report 2010.
Among the claims and lawsuits are the following:
Intellectual Property Litigation
In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. On appeal in June 2011, the Federal Supreme Court also concluded the patent was invalid. The cancellation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing the invalidity determination of the utility model, however, the infringement hearing has been stayed pending the appeals.
In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. The Markman hearing was held in June 2011. The trial is scheduled for March 2012.
In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil

36     INTERIM REPORT JANUARY–JUNE 2011

conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provides for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest which accrues from the time judgment is entered.
SAP has secured a bond for an appropriate amount for purposes of the post-trial process and appeal phase of this litigation.
The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:
a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.
b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.
c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”
d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.
We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As of the date of this report, SAP has filed post-trial motions that ask the judge to overturn the judgment. The hearing on the post-trial motions was held in July 2011. Based on the outcome of the post-trial motions, SAP will decide whether to appeal.
Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.
In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages in May 2011. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. Versata is seeking an injunction and an injunction hearing was held in June 2011. SAP has filed post-trial motions in July 2011.
In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling.
In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS     37

proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents.
In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.
Other Litigation
In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss. A trial date which was scheduled for June 2011 has been postponed. No new trial date has been scheduled yet.
(14) Share-Based Payment Plans
For a detailed description of our share-based payment plans, see the SAP Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (28), or our Annual Report 2010 on Form 20-F.
In June 2011, we issued the following share-based payment plans to our employees and the members of the Executive Board:
Under the Share Matching Plan 2011 (SMP 2011), SAP offered its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee was able to purchase was limited to a percentage of the employee’s annual base salary. After a holding period of three years, the employees receive one SAP share free of charge for every three shares held. The terms for the members of the senior leadership team (SLT) are different. Instead of receiving a discount, they are granted two bonus shares for every three shares acquired and held during the three-year vesting period. The participants purchased 1.3 million SAP shares in aggregate at a discounted share price of €26.44. The discount of €22.5 million was expensed immediately. The fair value of the right to a bonus share was estimated at grant date at €39.69 per share using a risk-free interest rate of 1.95%, a dividend yield of 1.70% and an expected life of three years.
Under the Stock Option Plan 2011 (SOP 2011), we granted 5.2 million cash-based virtual stock options to members of the SLT, to SAP’s top rewards (top talents and top performers) and to members of the Executive Board.
The vesting period for the SLT and top rewards is three years and the contractual term of the program is six years. The exercise price is €46.23 and the fair value at grant date was €8.22.
The holding period for the members of the Executive Board is four years with a contractual term of seven years. The exercise price is €48.33 and the fair value at grant date was €8.45.
The outstanding equity-settled options, convertible bonds, and SMPs entitle their holders to the following numbers of shares:

38   INTERIM REPORT JANUARY–JUNE 2011

Outstanding Options, Convertible Bonds and Restricted Stocks
number in thousands

	June 30,	December
	2011	31, 2010
Stock Option Plan 2002	0	5,342
Long Term Incentive 2000 Plan (convertible bonds)	3,303	15,889
Long Term Incentive 2000 Plan (stock options)	867	1,680
Share Matching Plan 2010 (Bonus shares)	545	564
Share Matching Plan 2011 (Bonus shares)	481	0
(15) Other Financial Instruments
A detailed overview of our other financial instruments, financial risk factors and the management of financial risks are presented in notes (25) to (27) to our consolidated financial statements for 2010, which are included in our Annual Report 2010 and our Annual Report 2010 on Form 20-F.
(16) Segment and Geographic Information
For information about the basis of SAP’s segment reporting and for information on SAP’s operating segments, see the SAP Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (29).
The following tables present external revenue and profit from our reportable segments, a reconciliation of total external revenue from reportable segments to total consolidated revenue as reported in the IFRS consolidated income statements, and a reconciliation of total segment profit to profit before taxes as reported in the consolidated income statements.
We acquired Sybase on July 26, 2010. Therefore, there are no Sybase numbers disclosed in the first half of 2010 for external revenue and profit.
External Revenue and Results from Reportable Segments
Q2 2011

€ millions	Product	Consulting	Training	Sybase	Total
External revenue from reportable segments	2,298	711	92	202	3,303
Segment profit from reportable segments	1,275	201	36	40	1,552
Depreciation and amortization	-2	-3	0	-4	-9
Q2 2010

€ millions	Product	Consulting	Training	Sybase	Total
External revenue from reportable segments	2,126	658	92	0	2,876
Segment profit from reportable segments	1,201	165	36	0	1,402
Depreciation and amortization	-4	-2	0	0	-6

CONSOLIDATED INTERIM FINANCIAL STATEMENTS – IFRS   39
1/ 1/ -6/ 30 / 2011

€ millions	Product	Consulting	Training	Sybase	Total
External revenue from reportable segments	4,357	1,405	169	406	6,337
Segment profit from reportable segments	2,430	376	59	87	2,952
Depreciation and amortization	-7	-5	0	-8	-20
1/ 1/ -6/ 30 / 2010

€ millions	Product	Consulting	Training	Sybase	Total
External revenue from reportable segments	3,968	1,246	165	0	5,379
Segment profit from reportable segments	2,255	313	58	0	2,626
Depreciation and amortization	-8	-3	-1	0	-12

40   INTERIM REPORT JANUARY–JUNE 2011
Reconciliation of Revenues and Segment Results

	Q2	1/ 1/-	Q2	1/ 1/-
€ millions	2011	6/ 30/ 2011	2010	6/ 30/ 2010
External revenue from reportable segments	3,303	6,337	2,876	5,379
External revenue from services provided outside of the reportable segments	5	12	18	24
Adjustment support revenue	-8	-25	0	0
Total revenue	3,300	6,324	2,894	5,403
Segment profit from reportable segments	1,552	2,952	1,402	2,626
External revenue from services provided outside of the reportable segments	5	12	18	24
Development expense, not included in the segment result - management view	-356	-785	-446	-883
Administration and other corporate expenses, not included in the segment result — management view	-183	-381	-120	-296
Restructuring	-1	-1	-1	-1
Share-based payment expense	-32	-83	-13	-18
Adjustment support revenue	-8	-25	0	0
TomorrowNow litigation	-10	-13	0	0
Acquisition-related charges	-110	-222	-64	-118
Loss from discontinued operations	0	0	-2	-3
Operating profit	857	1,454	774	1,331
Other non-operating income/ expense, net	-35	-34	-86	-122
Finance income, net	-18	-32	-12	-12
Profit before tax	804	1,388	676	1,197

Geographic Information
The amounts for sales by destination in the following tables are based on the location of customers.
Software Revenue by Region

		1/ 1/-		1/ 1/-
	Q2	6/ 30/	Q2	6/ 30/
€ millions	2011	2011	2010	2010
EMEA1)	322	573	241	459
Americas	318	548	269	440
APJ2)	163	264	127	201
SAP Group	802	1,385	637	1,101

1)	Europe, Middle East, and Africa

2)	Asia Pacific Japan
Software and Software Related Service Revenue by Sales Destination

		1/ 1/-		1/ 1/-
	Q2	6/ 30/	Q2	6/ 30/
€ millions	2011	2011	2010	2010
Germany	397	728	360	671
Rest of EMEA	852	1,647	718	1,409
Total EMEA	1,249	2,375	1,078	2,079
United States	675	1,295	616	1,087
Rest of Americas	230	451	207	399
Total Americas	904	1,746	822	1,485
Japan	137	261	111	208
Rest of APJ	289	525	247	432
Total APJ	426	785	358	641
SAP Group	2,579	4,906	2,258	4,205

CONSOLIDATED INTERIM FINANCIAL STATEMENTS — IFRS   41
Revenue by Sales Destination

		1/ 1/-		1/ 1/-
	Q2	6/ 30/	Q2	6/ 30/
€ millions	2011	2011	2010	2010
Germany	554	1,040	506	949
Rest of EMEA	1,060	2,057	884	1,743
EMEA	1,614	3,097	1,390	2,692
United States	884	1,703	802	1,422
Rest of Americas	304	596	275	522
Americas	1,187	2,299	1,077	1,944
Japan	153	292	125	235
Rest of APJ	345	636	302	531
APJ	498	929	427	767
SAP Group	3,300	6,324	2,894	5,403
(17) Related Party Transactions
Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see the SAP Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
During the reporting period we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.
For further information on related party transactions, see the SAP Annual Report 2010, Notes to the Consolidated Financial Statements section, Note (31).
(18) Subsequent Events
In July 2011, Angelika Dammann, a member of the Executive Board, left SAP for personal reasons. She was our chief human relations officer and labor relations director. SAP CFO Werner Brandt assumed Dammann’s global HR leadership and labor relations role on an interim basis.
Release of the Interim Financial Statements
The Executive Board of SAP AG approved these Consolidated Interim Financial Statements for the period ending June 30, 2010 for issuance on July 26, 2011.

42   INTERIM REPORT JANUARY–JUNE 2011
RESPONSIBILITY STATEMENT
To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the consolidated interim financial statements give a true and fair view of the assets, finances and operating results of the Group, and the interim Management Report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.
Walldorf, July 26, 2011
SAP AG
Walldorf, Baden
The Executive Board

Bill McDermott	Jim Hagemann Snabe

Werner Brandt	Gerhard Oswald

Vishal Sikka

ADDITIONAL FINANCIAL INFORMATION     43
ADDITIONAL FINANCIAL INFORMATION
(UNAUDITED)
IFRS AND NON-IFRS FINANCIAL DATA
RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS
The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	802	0	802	58	860	637	0	637	26	26	35
Support revenue	1,681	8	1,689	64	1,753	1,526	0	1,526	10	11	15
Subscription and other software-related service revenue	96	0	96	2	98	95	0	95	1	1	3
Software and software-related service revenue	2,579	8	2,587	124	2,711	2,258	0	2,258	14	15	20
Consulting revenue	579	0	579	28	607	528	0	528	10	10	15
Other service revenue	142	0	142	6	148	108	0	108	31	31	37
Professional services and other service revenue	721	0	721	35	756	636	0	636	13	13	19
Total revenue	3,300	8	3,308	158	3,466	2,894	0	2,894	14	14	20

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-495	69	-426			-413	38	-375	20	14
Cost of professional services and other services	-558	11	-547			-497	2	-495	12	11
Research and development	-468	18	-450			-397	8	-389	18	16
Sales and marketing	-743	39	-704			-658	18	-640	13	10
General and administration	-170	6	-164			-156	10	-146	9	12
Restructuring	-1	1	0			-1	1	0	0	0
TomorrowNow litigation	-10	10	0			-2	2	0	>100	0
Other operating income/ expense, net	2	0	2			4	0	4	-50	-50
Total operating expenses	-2,443	154	-2,289	-102	-2,391	-2,120	80	-2,040	15	12	17

Non-IFRS Profit Numbers
Operating profit	857	162	1,019	56	1,075	774	80	854	11	19	26
Other non-operating income/ expense, net	-35	0	-35			-86	11	-75	-59	-53
Finance income	20	0	20			12	0	12	67	67
Finance costs	-38	0	-38			-24	0	-24	58	58
Finance income, net	-18	0	-18			-12	0	-12	50	50
Profit before tax	804	162	966			676	91	767	19	26
Income tax expense	-216	-47	-263			-185	-20	-205	17	28
Profit after tax	588	115	703			491	71	562	20	25
Profit attributable to non-controlling interests	1	0	1			0	0	0	N/ A	N/ A
Profit attributable to owners of parent	587	115	702			491	71	562	20	25

Non-IFRS Key Ratios
Operating margin in %	26.0		30.8		31.0	26.7		29.5	-0.7 pp	1.3 pp	1.5 pp
Effective tax rate in %	26.9		27.2			27.4		26.7	-0.5 pp	0.5 pp
Earnings per share, basic in €	0.49		0.59			0.41		0.47	20	26

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

44   INTERIM REPORT JANUARY–JUNE 2011

	Six months ended June 30
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions, unless otherwise stated	IFRS	Adj.*	Non-IFRS*	impact**	currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency**
Non-IFRS Revenue Numbers
Software revenue	1,385	0	1,385	52	1,437	1,101	0	1,101	26	26	31
Support revenue	3,336	25	3,361	14	3,375	2,920	0	2,920	14	15	16
Subscription and other software-related service revenue	185	0	185	-1	184	184	0	184	1	1	0
Software and software-related service revenue	4,906	25	4,931	66	4,997	4,205	0	4,205	17	17	19
Consulting revenue	1,148	0	1,148	15	1,163	1,007	0	1,007	14	14	15
Other service revenue	270	0	270	2	272	191	0	191	41	41	42
Professional services and other service revenue	1,418	0	1,418	18	1,436	1,198	0	1,198	18	18	20
Total revenue	6,324	25	6,349	84	6,433	5,403	0	5,403	17	18	19

Non-IFRS Operating Expense Numbers
Cost of software and software-related services	-990	146	-844			-812	79	-733	22	15
Cost of professional services and other services	-1,134	24	-1,110			-948	3	-945	20	17
Research and development	-966	41	-925			-790	11	-779	22	19
Sales and marketing	-1,420	77	-1,343			-1,215	31	-1,184	17	13
General and administration	-347	18	-329			-304	13	-291	14	13
Restructuring	-1	1	0			-1	1	0	0	0
TomorrowNow litigation	-12	12	0			-2	2	0	>100	0
Other operating income/ expense, net	0	0	0			0	0	0	0	0
Total operating expenses	-4,870	319	-4,551	-56	-4,607	-4,072	139	-3,933	20	16	17

Non-IFRS Profit Numbers
Operating profit	1,454	344	1,798	28	1,826	1,331	139	1,470	9	22	24
Other non-operating income/ expense, net	-34	0	-34			-122	17	-105	-72	-68
Finance income	49	0	49			27	0	27	81	81
Finance costs	-81	0	-81			-39	0	-39	>100	>100
Finance income, net	-32	0	-32			-12	0	12	>100	>100
Profit before tax	1,388	344	1,732			1,197	157	1,354	16	28
Income tax expense	-397	-104	-501			-319	-35	-354	24	42
Profit after tax	991	240	1,231			878	122	1,000	13	23
Profit attributable to non-controlling interests	1	0	1			1	0	1	0	0
Profit attributable to owners of parent	990	240	1,230			877	122	999	13	23

Non-IFRS Key Ratios
Operating margin in %	23.0		28.3		28.4	24.6		27.2	-1.6 pp	1.1 pp	1.2 pp
Effective tax rate in %	28.6		28.9			26.6		26.1	2.0 pp	2.8 pp
Earnings per share, basic in €	0.83		1.04			0.74		0.84	12	24

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

ADDITIONAL FINANCIAL INFORMATION      45
REVENUE BY REGION
The following tables present our IFRS and non-IFRS revenue by region based on customer location. The table also presents a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	Three months ended June 30
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact* *	currency* *	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency* *
Software revenue by region
EMEA	322	0	322	5	327	241	0	241	34	34	36
Americas	318	0	318	45	363	269	0	269	18	18	35
Asia Pacific Japan	163	0	163	8	171	127	0	127	28	28	35

Software revenue	802	0	802	58	860	637	0	637	26	26	35

Software and software-related service revenue by region
Germany	397	0	397	0	397	360	0	360	10	10	10
Rest of EMEA	852	2	854	3	857	718	0	718	19	19	19
Total EMEA	1,249	2	1,251	3	1,254	1,078	0	1,078	16	16	16
United States	675	4	679	96	775	616	0	616	10	10	26
Rest of Americas	230	1	231	12	243	207	0	207	11	12	17
Total Americas	904	5	909	109	1,018	822	0	822	10	11	24
Japan	137	0	137	2	139	111	0	111	23	23	25
Rest of Asia Pacific Japan	289	0	289	11	300	247	0	247	17	17	21
Total Asia Pacific Japan	426	1	427	12	439	358	0	358	19	19	23

Software and software-related service revenue	2,579	8	2,587	124	2,711	2,258	0	2,258	14	15	20

Total revenue by region
Germany	554	0	554	0	554	506	0	506	9	9	9
Rest of EMEA	1,060	2	1,062	4	1,066	884	0	884	20	20	21
Total EMEA	1,614	2	1,616	4	1,620	1,390	0	1,390	16	16	17
United States	884	4	888	124	1,012	802	0	802	10	11	26
Rest of Americas	304	1	305	16	321	275	0	275	11	11	17
Total Americas	1,187	5	1,192	141	1,333	1,077	0	1,077	10	11	24
Japan	153	0	153	2	155	125	0	125	22	22	24
Rest of Asia Pacific Japan	345	0	345	13	358	302	0	302	14	14	19
Total Asia Pacific Japan	498	1	499	14	513	427	0	427	17	17	20

Total revenue	3,300	8	3,308	158	3,466	2,894	0	2,894	14	14	20

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

46      INTERIM REPORT JANUARY–JUNE 2011

	Six months ended June 30
	2011					2010			Change in %
					Non-IFRS						Non-IFRS
				Currency	constant						constant
€ millions	IFRS	Adj.*	Non-IFRS*	impact* *	currency* *	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	currency* *
Software revenue by region
EMEA	573	0	573	2	575	459	0	459	25	25	25
Americas	548	0	548	46	594	440	0	440	25	25	35
Asia Pacific Japan	264	0	264	4	268	201	0	201	31	31	33
Software revenue	1,385	0	1,385	52	1,437	1,101	0	1,101	26	26	31
Software and software-related service revenue by region
Germany	728	0	728	0	728	671	0	671	8	8	8
Rest of EMEA	1,647	7	1,654	-16	1,638	1,409	0	1,409	17	17	16
Total EMEA	2,375	7	2,382	-16	2,366	2,079	0	2,079	14	15	14
United States	1,295	14	1,309	93	1,402	1,087	0	1,087	19	20	29
Rest of Americas	451	2	453	2	455	399	0	399	13	14	14
Total Americas	1,746	16	1,762	96	1,858	1,485	0	1,485	18	19	25
Japan	261	1	262	-11	251	208	0	208	25	26	21
Rest of Asia Pacific Japan	525	1	526	-4	522	432	0	432	22	22	21
Total Asia Pacific Japan	785	2	787	-14	773	641	0	641	22	23	21
Software and software-related service revenue	4,906	25	4,931	66	4,997	4,205	0	4,205	17	17	19
Total revenue by region
Germany	1,040	0	1,040	0	1,040	949	0	949	10	10	10
Rest of EMEA	2,057	7	2,064	-21	2,043	1,743	0	1,743	18	18	17
Total EMEA	3,097	7	3,104	-21	3,083	2,692	0	2,692	15	15	15
United States	1,703	14	1,717	120	1,837	1,422	0	1,422	20	21	29
Rest of Americas	596	2	598	2	600	522	0	522	14	15	15
Total Americas	2,299	16	2,315	122	2,437	1,944	0	1,944	18	19	25
Japan	292	1	293	-11	282	235	0	235	24	25	20
Rest of Asia Pacific Japan	636	1	637	-6	631	531	0	531	20	20	19
Total Asia Pacific Japan	929	2	931	-18	913	767	0	767	21	21	19
Total revenue	6,324	25	6,349	84	6,433	5,403	0	5,403	17	18	19

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.
For a more detailed description of these adjustments and their limitations as well as our constant currency and free cash flow figures see Explanations of Non-IFRS Measures online (www.sap.com/corporate-en/investors/reports).

ADDITIONAL FINANCIAL INFORMATION     47

MULTI-QUARTER SUMMARY
(IFRS and Non-IFRS)
MULTI-QUARTER SUMMARY
(IFRS and non-IFRS; preliminary and unaudited)

	Q1	Q2	Q3	Q4	TY	Q1	Q2
€ millions, unless otherwise stated	2010	2010	2010	2010	2010	2011	2011
Software revenue (IFRS)	464	637	656	1,507	3,265	583	802
Revenue adjustment*	0	0	0	0	0	0	0
Software revenue (non-IFRS)	464	637	656	1,507	3,265	583	802
Support revenue (IFRS)	1,394	1,526	1,559	1,654	6,133	1,655	1,681
Revenue adjustment*	0	0	36	38	74	17	8
Support revenue (non-IFRS)	1,394	1,526	1,595	1,692	6,207	1,672	1,689
Subscription and other Software-related service revenue (IFRS)	89	95	101	112	396	89	96
Revenue adjustment*	0	0	0	0	0	0	0
Subscription and other Software-related service revenue (non-IFRS)	89	95	101	112	396	89	96
Software and Software-related service revenue (IFRS)	1,947	2,258	2,316	3,273	9,794	2,327	2,579
Revenue adjustment*	0	0	36	38	74	17	8
Software and Software-related service revenue (non-IFRS)	1,947	2,258	2,352	3,311	9,868	2,344	2,587
Total revenue (IFRS)	2,509	2,894	3,003	4,058	12,464	3,024	3,300
Revenue adjustment*	0	0	36	38	74	17	8
Total revenue (non-IFRS)	2,509	2,894	3,039	4,096	12,538	3,041	3,308
Operating profit (IFRS)	557	774	716	544	2,591	597	857
Revenue adjustment*	0	0	36	38	74	17	8
Expense adjustment*	59	80	163	1,041	1,342	165	154
Operating profit (non-IFRS)	617	854	915	1,622	4,007	779	1,019
Operating margin (IFRS) in %	22.2	26.7	23.8	13.4	20.8	19.7	26.0
Operating margin (non-IFRS) in %	24.6	29.5	30.1	39.6	32.0	25.6	30.8
Effective tax rate (IFRS) in %	25.7	27.4	27.3	4.0	22.5	30.9	26.9
Effective tax rate (non-IFRS) in %	25.2	26.7	28.9	27.3	27.3	31.0	27.2
Earnings per share, basic in € (IFRS)	0.33	0.41	0.42	0.37	1.52	0.34	0.49
Earnings per share, basic in € (non-IFRS)	0.37	0.47	0.53	0.94	2.30	0.44	0.59
Net cash flows from Operating activities	772	510	780	870	2,932	1,592	678
Purchases of intangible assets and property, plant and equipment	-57	-68	-75	-134	-334	-141	-107
Free cash flow	715	442	705	736	2,598	1,451	571
Days sales outstanding (DSO) in days**	74	73	70	65	65	66	63
Headcount ***	47,598	48,021	52,921	53,513	53,513	53,872	54,043
Total revenue per employee in thousands of € (IFRS)	53	60	57	76	233	56	61
Operating profit per employee in thousands of € (IFRS)	12	16	14	10	48	11	16

*	Adjustments in the revenue line items are for support revenue that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

***	In full-time equivalents at quarter end

48     INTERIM REPORT JANUARY–JUNE 2011

Additional Information
FINANCIAL CALENDAR
October 26, 2011
Third-quarter 2011 earnings release, telephone conference
January 25, 2012
Fourth-quarter and preliminary full year 2011 earnings release, analyst conference
April 25, 2012
First-quarter 2012 earnings release, telephone conference
May 23, 2012
Annual General Meeting of Shareholders, Mannheim, Germany
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Published on July 27, 2011

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